Media Release

Rio Tinto files Complaint in United States District Court in relation to mining concessions in Guinea

30 April 2014

Rio Tinto today filed a Complaint in the United States District Court for the Southern District of New York against the following defendants: Vale, S.A., Beny Steinmetz, BSG Resources Limited, BSG Resources (Guinea) Ltd. aka BSG Resources Guinée Ltd, BSGR Guinea Ltd. BVI, BSG Resources Guinée SARL aka BSG Resources (Guinea) SARL aka VBG-Vale BSGR Guinea, Frederic Cilins, Michael Noy, Avraham Lev Ran, Mamadie Touré, and Mahmoud Thiam.

The Complaint relates to the loss of half of Rio Tinto’s mining concession in the Simandou region of south-east Guinea in 2008. Rio Tinto is asking the Court to award compensatory, consequential, exemplary and punitive damages to Rio Tinto in an amount to be determined at trial.

The filing is available at: http://www.riotinto.com/documents/140430_Rio_Tinto_Complaint.pdf

Notes for editors:

Simandou is one of world’s largest untapped iron ore deposits. Located in the west African nation of Guinea, Simandou provides access to billions of tonnes of high-grade iron ore. With a mine life forecast to run more than a generation, the Simandou deposit has the potential to make Guinea one of the world's top iron ore exporters.

Rio Tinto was granted a Mining Concession to Simandou in 2006. This Complaint, filed in United States District Court for the Southern District of New York, details illegal activity which led to it being stripped of the northern half of the concession, relating to blocks one and two, in 2008. The licence for the northern part of the concession was then granted to VBG, now owned by BSG Resources (BSGR) and Vale. Vale acquired its 51 per cent interest from BSGR for $2.5 billion in 2010.

It should be noted that this Complaint is not against the Government of Guinea. Rio Tinto and the Government signed a Settlement Agreement in 2011 that relates to the southern concession of Simandou, known as blocks three and four, and is the location of Rio Tinto's declared iron ore resources in Guinea. Rio Tinto and the Government continue to work cooperatively on the project.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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